[CHIPOTLE LETTERHEAD]

VIA EDGAR AND FACSIMILE

January 23, 2006

Pamela Long, Esq.
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, DC 20549

  Re:
  Chipotle Mexican Grill, Inc. (the "Registrant")
  Registration Statement on Form S-1 (No. 333-129221)
  and Registration Statement on Form 8-A (No. 001-32731)

Dear Ms. Long:

        Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, I, as Chairman and Chief Executive Officer of the Registrant, hereby request acceleration of the registration statement on Form S-1 (Registration No. 333-129221) and the related registration statement on Form 8-A (Registration No. 001-32731), each at 9:00 a.m., Eastern Standard Time, on January 25, 2006, or as soon as practicable thereafter.

        In connection with this request, the Registrant acknowledges that the disclosure in the filing is its responsibility. The Registrant represents to the Commission that should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and the Registrant asserts that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        The Registrant further acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

Very truly yours,
CHIPOTLE MEXICAN GRILL, INC.
By:	/s/ STEVE ELLS Steve Ells